January 27, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Special Counsel, Office of Real Estate and Commodities
Jaime John, Accounting Branch Chief
Kristi Marrone, Staff Accountant
Sandra B. Hunter, Staff Attorney

Re:	Response to SEC Staff Comment Letter dated January 19, 2016
Marriott International, Inc.
Registration Statement on Form S-4 filed December 22, 2015
File No. 333-208684

Dear Mses. Gowetski, John, Marrone and Hunter:

On behalf of Marriott International, Inc. (“Marriott”), this letter responds to your letter, dated January 19, 2016 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed acquisition of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) by Marriott. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed today by electronic submission. For your convenience, we have provided under separate cover four copies of Amendment No. 1, which have been marked to show all changes made to the original Registration Statement.

Set forth below are Marriott’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Comment Letter. For convenience of reference, we have reproduced the Staff’s comments in bold in this letter. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1 as filed on EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Registration Statement.

General

Comment 1: We note your disclosure that the spin-off of Starwood Hotels & Resorts Worldwide, Inc.’s vacation ownership business, Vistana Signature Experiences, Inc., to Interval Leisure Group, Inc., or, if the Vistana-ILG transactions are not consummated, the completion of another spin-off, split off or analogous distribution of Vistana or the sale of

Jennifer Gowetski, Special Counsel, Office of Real Estate and Commodities

Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sandra B. Hunter, Staff Attorney

January 27, 2016

Vistana by Starwood is a condition to the closing of the Combination Transactions. Please note that we continue to monitor your registration statement in light of the spin-off transaction and may have further comments.

Starwood and Marriott acknowledge the Staff’s comment.

Comment 2: Please file all outstanding exhibits, including the legality and tax opinions, in a timely manner so that we may have time to review them.

All outstanding exhibits, including the legality and tax opinions, have been filed with Amendment No. 1. Please see Exhibits 5.1, 8.1, 99.4 and 99.5 to Amendment No. 1.

Marriott and Starwood respectfully advise the Staff that the legal and tax opinions will be executed on and dated the date that the Registration Statement is declared effective. At that time, fully executed legal and tax opinions will be filed as exhibits to the Registration Statement.

Comment 3: Please provide us with copies of all materials prepared by each of the companies’ financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Citigroup Global Markets Inc. (“Citi”) and Lazard Frères & Co. LLC (“Lazard”) have advised Starwood that Sullivan & Cromwell LLP, counsel to Citi and Lazard, will furnish, via hand delivery under separate cover, a copy of the final presentation materials prepared by Citi and Lazard and shared with Starwood’s board of directors in connection with the delivery of Citi’s and Lazard’s opinions, each dated November 15, 2015, to Starwood’s board of directors. We understand that by separate letter, Sullivan & Cromwell LLP intends to request confidential treatment of these materials pursuant to Securities Act Rule 418(b), Exchange Act Rule 12b-4 and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Citi and Lazard intend to respectfully request that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the Staff’s review thereof.

Deutsche Bank Securities Inc. (“Deutsche Bank”) has advised Marriott that Debevoise & Plimpton LLP, counsel to Deutsche Bank, will furnish, via hand delivery under separate cover, a copy of the final presentation materials prepared by Deutsche Bank and shared with Marriott’s board of directors in connection with the delivery of Deutsche Bank’s opinion, dated November 15, 2015, to Marriott’s board of directors. We understand that by separate letter, Debevoise & Plimpton LLP intends to request confidential treatment of these materials pursuant to Securities Act Rule 418(b), Exchange Act Rule 12b-4 and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Deutsche Bank intends to respectfully request that those materials be returned promptly to Debevoise & Plimpton LLP following completion of the Staff’s review thereof.

Jennifer Gowetski, Special Counsel, Office of Real Estate and Commodities

Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sandra B. Hunter, Staff Attorney

January 27, 2016

Comment 4: We note the Agreement and Plan of Merger dated as of November 15, 2015 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

We have filed a list briefly identifying the contents of the omitted schedules in the Registration Statement and have included in the exhibit index to the Registration Statement an agreement to furnish the Staff with a copy of any such omitted schedule upon request as requested. Please see pages A-66, II-1 and II-2 and the Exhibit index of Amendment No. 1.

Summary, page 8

Comment 5: We note your disclosure beginning on page 13 regarding the interests of the Starwood directors and executive officers and the Marriott directors and executive officers in the Combination Transactions. Please revise to more specifically describe these interests, including quantifying such interests, as applicable.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 13 and 14 of Amendment No. 1.

Comment 6: We note your disclosure on page 20 regarding the Starwood special meeting and the Marriott special meeting. Please revise to include a statement comparing the percentage of outstanding shares entitled to vote held by Marriott directors, executive officers and their affiliates and the vote required for approval of the proposed transaction. Please refer to Item 3(h) of Form S-4.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see page 21 of Amendment No. 1.

Solicitation of Proxies, page 48

Comment 7: We note your disclosure that Starwood and Marriott’s directors may solicit proxies by mail, in person or by telephone or other means of communication. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. Please refer to Exchange Act Rules 14a-6(b) and (b) and confirm your understanding in your response letter.

Starwood and Marriott acknowledge the Staff’s comment and confirm they understand that all written soliciting materials, including any scripts used in soliciting proxies over the

Jennifer Gowetski, Special Counsel, Office of Real Estate and Commodities

Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sandra B. Hunter, Staff Attorney

January 27, 2016

telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A pursuant to Rules 14a-6(b) and (c) of the Exchange Act.

The Combination Transactions, page 53

Comment 8: Please revise your disclosure throughout this section to identify the parties present at a meeting or discussion. For example only, your disclosure refers broadly to “Starwood’s management” presenting a summary of their preliminary review to the Strategic Committee, “a member of Starwood’s management” met with a representative, and “Marriott’s management” and representatives of Lazard held a preliminary discussion regarding Marriott re-engaging in discussions.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 54 through 73 of Amendment No. 1.

Comment 9: We note the disclosure on page 59 that seven potential counterparties signed confidentiality agreements and the list of six potential counterparties that signed confidentiality agreements in the third full paragraph on page 59. Please revise to clarify the seventh potential counterparty or advise.

The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 59 of Amendment No. 1.

Comment 10: We note your disclosure on page 60 that, in mid-August, Marriott decided not to pursue a possible combination with Starwood in light of, among other things, the relative trading prices of the stock of the two companies at that time. Please revise to more specifically describe the reasons Marriott decided not to pursue a combination in mid-August and clarify your disclosure on page 67 to more specifically describe why Marriott decided that a possible combination merited further consideration in October 2015.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 60 and 67 of Amendment No. 1.

Comment 11: We note your disclosure on page 71 that representatives of Cravath reviewed with Starwood’s board the terms of, and considerations with respect to, a forum selection bylaw. Please revise to more specifically describe the terms and considerations reviewed with respect to a forum selection bylaw and the reasons such forum selection bylaw was considered by the board.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 71 and 72 of Amendment No. 1.

Jennifer Gowetski, Special Counsel, Office of Real Estate and Commodities

Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sandra B. Hunter, Staff Attorney

January 27, 2016

Opinions of Starwood’s Financial Advisors, page 78

Comment 12: Please revise your disclosure to describe the method of selection of Citigroup Global Markets Inc. and Lazard Frères & Co. LLC. Please also describe the qualifications of these firms or advise. Please refer to Item 1015(b) of Regulation M-A.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 81 and 84 of Amendment No. 1.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements Giving Effect to the Transactions, page 151

Note 4. Preliminary Allocation of Consideration Transferred to Net Assets Assumed, page 153

Comment 13: Please consider expanding you sensitivity analysis to include a range of prices for Marriott common shares that is inclusive of all actual fluctuations experienced since the announcement of the merger. In that regard, we note that the price of your common stock has experienced a decrease of greater than 10% since the November 16, 2015 measurement date presented in this filing. Additionally, tell us whether you intend to update the purchase price allocation reflected in your pro forma financial statements to reflect a more recent stock price closer to the closing date.

The sensitivity analysis in the Registration Statement has been revised to reflect more recent stock prices in response to this Comment. Please see page 155 of Amendment No. 1.

The purchase price allocation in the Registration Statement has been revised to reflect stock prices as of the most recent practicable date in response to this Comment. Please see page 154 of Amendment No. 1.

Comment 14: Please explain to us how you calculated the variable component of the royalty fees included in adjustment (e) for each of the periods presented.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see page 162 of Amendment No. 1.

Jennifer Gowetski, Special Counsel, Office of Real Estate and Commodities

Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sandra B. Hunter, Staff Attorney

January 27, 2016

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (202) 955-8593.

Sincerely,

Stephen I. Glover, Esq.

cc:	Jonathan L. Corsico, Esq., Gibson, Dunn & Crutcher LLP
Edward A. Ryan, Esq., Executive Vice President and General Counsel, Marriott International, Inc.